The Shift, LLC

Financial Statements

As of and for the Eight-Month Period and Twelve-Month Period Ended August 31, 2020 & December 31, 2019

Together with Independent Accountants' Review Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED,MULTI-TOOLED PROFESSIONALS

6589 South 1300 East, Suite 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Accountants' Review Report

To the Members of
The Shift, LLC
Fresno, CA

We have reviewed the accompanying financial statements of The Shift, LLC, which comprise the balance sheets as of August 31, 2020 and December 31, 2019, and the related statements of income and members' deficit and cash flows for the eight-month and twelve-month periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mellor and Asssociates PLLC

Mellor and Associates, PLLC
Murray, Utah
September 30, 2020

The Shift, LLC
Balance Sheets

As of:

	August 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
Liabilities and Members' Deficit		
Current liabilities:		
State franchise tax payable	$ 800	$ 800
Total current liabilities	800	800
Total liabilities	800	800
Members' deficit:		
Managing members' capital,		
2,180,000 units authorized & issued	5,075	4,275
Non-managing members' capital,		
1,070,000 units authorized, 0 issued	-	-
Accumulated deficit	(5,875)	(5,075)
Total members' deficit	(800)	(800)
Total liabilities and members' deficit	$ -	$ -

See accompanying notes and independent accountants' review report.

The Shift, LLC

Statements of Income and Members' Deficit

The Period Ended:

	August 31, 2020		December 31, 2019	
Revenue:				
Sales	$	-	$	-
Operating expenses:				
Annual franchise tax		800		800
Professional services		-		3,000
Startup costs		-		-
Total operating expenses		800		3,800
Net loss	$	(800)	$	(3,800)
Members' Deficit:				
Balance at beginning of period	$	(800)	$	(800)
Net loss		(800)		(3,800)
Member contributions		800		3,800
Balance at end of period	$	(800)	$	(800)

See accompanying notes and independent accountant's review report

The Shift, LLC
Statements of Cash Flows

	Period Ended	
	August 31, 2020	**December 31, 2019**
Cash flows from operating activities:		
Net loss	$ (800)	$ (3,800)
Net cash used by operating activities	(800)	(3,800)
Cash flow from financing activities:		
Member contributions	800	3,800
Net cash provided by financing activities	800	3,800
Net increase (decrease) in cash	-	-
Cash as of beginning of period	-	-
Cash as of end of period	$ -	$ -

See accompanying notes and independent accountants' review report.

Note 1 - Organization and Summary of Significant Accounting Policies	**Description of Business** - The Shift, LLC, a California Single Member Limited Liability Company (the Company), was formed on October 15, 2018. The Company is planning to engage in business of the production of Brock Heasley's new feature film currently titled "The Shift".

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents - The company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Recent Accounting Pronouncements - The Company adopted ASU 2014-09 as of January 1, 2019 using the modified retrospective application. The adoption of this standard did not have a material impact on how we recognize revenue or to our financial position, results of operations or cash flows. In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in Accounting Standards Codification Topic 605 – Revenue Recognition. The guidance provides a five-step analysis to determine when and how revenue is recognized and further enhances disclosure requirements. Transition methods under ASU 2014-09 must be through (i) retrospective application to each prior reporting period presented, or (ii) modified retrospective application with a cumulative effect adjustment at the date of the initial application.

Note 2 - Franchise and Income Taxes	A Single Member Limited Liability Company is generally not subject to federal income tax and the members are liable for the pass-through individual federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is, however, subject to an annual miminal California State Limited Liability Company Franchise Tax of $800, which is included the financial statements as an operating expense of the Company.

Note 3 - Subsequent Events	In December 2019, an outbreak of the novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the Word Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the U.S. have declared a state of emergency. It is anticipated that these impacts will continue for some time. Changes to the operating environment may increase operating costs. The future effects of these issues are unknown.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 30, 2020, which is the date the financial statements were available to be issued and determined there are no other events to disclose.

See accompanying independent accountants' review report.